U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                   FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1.  Name and Address of Reporting Person*

             Heroya Investments Limited
  (Last)                (First)         (Middle)

Suite 52 & 53 Victoria House, 26 Main Street, POB 399
     Street

                          Gibraltar
    (City)                    (State)          (Zip)


2.  Issuer Name and Ticker or Trading Symbol

    FreeStar Technology Corporation (FSRC)

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)


4.  Statement for Month/Year

    April 29, 2003

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

  [ ] Director                            [X]  10% Owner
  [ ] Officer (give title below           [ ]  Other (specify below)


7.  Individual or Joint/Group Filing (Check applicable line)

  [X] Form filed by One Reporting Person
  [ ] Form filed by more than One Reporting Person

Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Common Stock

2.  Transaction Date (mm/dd/yy)

    April 29, 2003

2A. Deemed Execution Date, if any (Month/Day/Year)

3.  Transaction Code (Instr. 8)

    Code         V

      J (1)

4.  Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4, and 5)
                 (A)
     Amount       or      Price
                 (D)

  23,200,000      A

5.  Amount of Securities Beneficially Owned at End of Month
   (Instr. 3 and 4)

    45,200,000

6.  Ownership Form:  Direct (D) or Indirect (I)
   (Instr. 4)

    Direct

7.  Nature of Indirect Beneficial Ownership
  (Instr. 4)


Table II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
  (Instr. 3)


2.  Conversion or Exercise Price of Derivative Security


3.  Transaction Date (Month/Day/Year)


4.  Transaction Code
  (Instr. 8)

   Code V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


6.  Date Exercisable and Expiration Date (Month/Day/Year)

   Date                         Expiration
  Exercisable                      Date


7.  Title and amount of Underlying Securities
  (Instr. 3 and 4)

    Title                      Amount or
                            Number of Shares


8.  Price of Derivative Security
  (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Month
  (Instr. 4)


10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
  (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
  (Instr. 4)


Explanation of Responses:

(1) On September 10, 2002, the Issuer entered into an agreement with Heroya Investments Limited for the acquisition of privately held Rahaxi Processing Oy. On December 16, 2002, the parties to that agreement executed an amendment; under this amendment, the purchase price of $4,300,000 is to be paid in restricted common stock of the Registrant and cash as follows:

     (a) The Registrant issued to Heroya on January 16, 2003, 22,000,000 shares of common stock in consideration for 53.3% of Rahaxi's common stock outstanding (16 of 30 shares).

     (b) The remainder of the purchase price ($2,008,100) is to be paid in cash, with payments due from February 16, 2003 to December 16, 2003.

     On February 25, 2003, the parties to that agreement executed a second amendment under which the cash purchase price of $4,300,000 is to be reduced from approximately 47% to approximately 13%. Payment is to be made as follows:

     (a) The Registrant has issued to Heroya 23,200,000 shares of common stock in consideration for an additional 33.3% of Rahaxi's common stock outstanding (additional 10 to 30 shares).

     (b) The remainder of the cash purchase price ($552,100) is to be paid in cash, with payments due from March 10, 2003 to December 16, 2003.

On April 29, 2003, Heroya received the final payment of shares of Registrant Common stock in the amount of 23,200,000.

          Heroya Investments Limited

          By:  Canis Nominees Limited

          By:  /s/ Soeren Valbro                          April 29,2003
               Soeren Valbro, Director                         Date


** Intentional misstatements of omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.